Contact

www.linkedin.com/in/ronaldrawson (LinkedIn)
www.rrventuresdev.com (Personal)

Top Skills

Diplomacy
Strategic Leadership
Mindfulness

Ronald Rawson

Managing Partner, R&R Ventures Development/CA Trade LLC
Orinda, California, United States

Summary

Twenty five plus years of executive management and operations within manufacturing and the payments industry, coupled with 10 plus years in venture development, and 10 years in international business and trade development yield senior vision and international connectivity among government leaders, financiers, diplomats, industrialists, and academics. Have worn operating/advisory hats in investor relations, early stage international and domestic growth businesses, business services, biotech, communications, dual track military technology. Have measurably grown multiple businesses across multiple platforms and geographies through a diligent and creative application of business development, strategic alliances, and capital formation.

Specialties: strategies for international business development, connectivity, special EU/Asia/Mexico/So. America knowledge with special situations.

Experience

HustlePay
Chief Financial Officer
May 2024 - Present (3 months)
United States

Strategic and tactical input, financial oversight, founder level collaboration in an exciting financial technology startup.

CA Trade LLC
Managing Member
2018 - Present (6 years)

R&R Ventures, LLC
Managing Partner
January 2000 - Present (24 years 7 months)

R&R Ventures provides strategic, operational and financial advisory services to emerging and micro-cap companies, by delivering a dynamic combination of leadership, managerial expertise and growth equity mentoring gained through working with both large cap and entrepreneurial high growth early stage companies. Special focus on Strategic Alliances, Business Development, Capital Formation

R. C. Rawson Co.
President
1976 - 2001 (25 years)

Full P&L managment, ownership, and control of a fifty year family company providing production run full service national/int'l contract manufacturing of plastic molded and fabricated items, non-paper silk screen printed products, and a full line of point-of-purchase advertising products promoting usage of bankcard and payment products.

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Education

University of California, Los Angeles
Bachelors · (1971 - 1973)

Golden Gate University
Master of Business Administration - MBA